As filed with the Securities and Exchange Commission on April 12, 2007
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 2)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR
13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
COMM BANCORP, INC.

(Name of Subject Company)
COMM BANCORP, INC. — Issuer and Offeror

(Name of Filing Persons — Offeror (identifying status as offeror, issuer or other person))
COMMON STOCK, PAR VALUE $0.33 PER SHARE

(Title of Class of Securities)
200468106

(CUSIP Number of Class of Securities)
William F. Farber, Sr.
Chairman, President and Chief Executive Officer
Comm Bancorp, Inc.
125 North State Street
Clarks Summit, PA 18411
(570) 586-0377

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Bidder)
Copies to:
John B. Lampi, Esquire
Suzanne C. Hixenbaugh, Esquire
Saidis, Flower & Lindsay
26 West High Street
Carlisle, PA 17013
(717) 243-6222

March 19, 2007
(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

TRANSACTION	AMOUNT OF
VALUATION*: $7,645,560	FILING FEE: $234.72

*	Estimated for purposes of calculating the filing fee only, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. The amount of the filing fee equals $30.70 per $1 million of the transaction value. This calculation assumes the maximum purchase of 147,030 shares of Common Stock, par value $0.33 per share, (includes 37,030 shares or two percent of the outstanding shares pursuant to Rule 13e-4(f)(ii)) at the maximum tender offer price of $52 per share in cash.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $234.72.	Filing Party: Comm Bancorp, Inc.
Form or Registration No.: Schedule TO.	Date Filed: March 19, 2007.
☐	Check the box is the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.
☐

SCHEDULE TO
This Amendment No. 2 to the Schedule TO (this “Amendment”) further amends and supplements the Offer to Purchase, dated March 19, 2007 at the section entitled “Special Factors — 3. Fairness Opinion of Danielson Capital, LLC” by supplementing such section.
The information in the Offer to Purchase is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein shall have the meaning assigned to such terms in the Offer to Purchase.
Items 1 through 9 and 11.
Items 1 through 9 and 11 of the Schedule TO, each of which is incorporates by reference information contained in the Offer to Purchase, are hereby amended and supplemented as follows:
Special Factors — 3. Fairness Opinion of Danielson Capital, LLC.
Danielson Capital reached the conclusion that “a small premium of up to 15% is appropriate for this transaction” based upon the following:
As this is a “modified Dutch auction”, stockholders are not compelled to tender their shares to the company. In a “going private transaction” (“GPT”) where stockholders are compelled to tender their shares the premium is likely to be higher than in a modified Dutch Auction. In the GPTs that Danielson Capital reviewed since 2002, the median premium paid was 13% to 14%, but there were very wide variances with two GPTs below the current market price and several over 20%. Based on the above and its experience in valuing bank stocks, Danielson Capital chose a premium over market of up to 15%.
The following assumptions underlie Danielson Capital’s assumed annual net income of 7% and dividends paid out on capital in excess of 7.5% of assets. These assumptions in the discounted cash flows were based on Danielson Capital’s knowledge and experience in valuing bank stocks. The following data was used in determining net income growth, minimum capital levels and the discount rate of 12%:
Net income growth of 7%:
•	From 2002 to 2006 Comm Bancorp’s net income grew at an annual rate of 5.1% and from 2003 to 2006 the annual rate was 10.5%.

•	The increase in 2006 over 2005 was 22%.

•	The increase in 2005 over 2004 was 10%.

•	The median annual growth in net income for commercial banks in Pennsylvania with assets between $250 million and $1 billion, and with returns on assets of more than .75%, excluding banks established after 1990, was 5.1%.

•	Based on the above and its experience in valuing bank stocks, Danielson Capital chose a growth rate of 7%.
Minimum capital ratio of 7.5%:
•	The minimum leverage ratio to be well capitalized is 5% but most banks, nationally and in Pennsylvania, that do not have regulatory issues exceed this level.

•	The median equity/assets for publicly-traded commercial banks in Pennsylvania with assets between $250 million and $1 billion and equity/assets of less than 13% (to exclude overcapitalized institutions) was 8.99% at the end of 2006.

•	Based on the above and its experience in valuing bank stocks, Danielson Associates chose a minimum capital/assets ratio of 7.50%.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 12, 2007

COMM BANCORP, INC.
By:	/s/ William F. Farber, Sr.
William F. Farber, Sr.
Chairman, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)*	Offer to Purchase, dated March 19, 2007
(a)(2)*	Letter of Transmittal.
(a)(3)*	Notice of Guaranteed Delivery.
(a)(4)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)*	Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.
(a)(6)*	Letter to Stockholders of Bancorp, dated March 19, 2007, from William F. Farber, Sr., Chairman, President and Chief Executive Officer of Bancorp.
(a)(7)*	Letter to Participants in the Community Bank and Trust Company Profit Sharing Plan, dated March 19, 2007.
(a)(8)*	Text of Press Release issued by Bancorp, dated March 2, 2007 relating to the 2007 first quarter cash dividend.
(a)(9)*	Form of newspaper summary notice.
(a)(10)*	Text of Press Release issued by Bancorp dated March 19, 2007 relating to this issuer tender offer.
(a)(11)**	Newspaper Correction Notice to be published March 20, 2007 describing the correct expiration date as April 13, 2007 unless the Offer is extended.
(c)(1)*	Fairness Opinion of Danielson Capital, LLC, dated March 2, 2007, incorporated by reference to Exhibit (a)(1) at Exhibit I thereto.
99.1*	Consent of Kronick Kalada Berdy and Company, PC, Certified Public Accountants
99.2*	Consent of bmc™, Certified Public Accountants and Consultants

*	Previously filed with the Schedule TO on March 19, 2007

**	Previously filed with Amendment No. 1 to Schedule TO on March 19, 2007